Exhibit 99.(a)(1)(L)

Subject: Update to Offer to Exchange

On September 5, 2008, we announced that we are offering you the opportunity to exchange, on a grant-by-grant basis, outstanding eligible stock options that were granted under our 1993 Long-Term Stock Incentive Plan and our 2000 Long-Term Stock Incentive Plan, whether vested or unvested, for either (i) shares of restricted stock that we will grant under the 2000 Plan (if all of your eligible options are exchangeable in this offer for a total of 1,000 or more shares of restricted stock) or (ii) cash (if all of your eligible options would otherwise be exchangeable for a total of less than 1,000 shares of restricted stock).  Generally eligible options are those with an exercise price of over $10.00 per share.

In connection with our filing of the Offer to Exchange with the SEC, we have prepared a Supplement to the Offer to Exchange, dated September 22, 2008, containing some additional financial information about Isle of Capri and minor changes and/or additions to certain provisions of the Offer to Exchange.  The Supplement to the Offer to Exchange is attached to this e-mail.

To properly elect to exchange your eligible options, we must receive your signed and dated Letter of Transmittal before midnight, Central Time, on the expiration date, which is currently October 2, 2008, unless the offer is extended.

If you are electing to exchange eligible options, you must send the entire Letter of Transmittal via electronic delivery, facsimile, regular mail, overnight courier or hand delivery using the following contact information:

Via Electronic Delivery:

Scan the completed and signed Letter of Transmittal and e-mail it to tenderoffer@islecorp.com.

Via Facsimile:

Isle of Capri Casinos, Inc., Attn: Dale R. Black, Fax. No. (314) 813-9480.

Via Regular Mail, Overnight Courier or Hand Delivery:

Isle of Capri Casinos, Inc., Attn: Dale R. Black, 600 Emerson Road, Suite 300, St. Louis, Missouri 63141.

The decision of whether or not to participate in the program is a personal one to be made based on each person’s own unique circumstances. Please make sure to study carefully the program materials you receive. They should provide all the information you need to make an informed decision.  In addition, you are strongly encouraged to consult with your advisors, including your tax advisor, before making any decisions regarding the offer.

James B. Perry

Chief Executive Officer